Exhibit A.IV – Compensation of the Management

 (Item 13 of Exhibit 24 to CVM Instruction 480/09)

13.1        Compensation policy and practice for the Board of Directors, Board of Officers, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice, informing if the compensation practice was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, websites in which the document may be found:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

b. compensation elements, indicating:

i. description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing. The Company also has a stock option plan and a share-based payment plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable compensation (profit sharing) and on the long-term incentives. The members of the Board of Directors are also entitled to stock options granted under the Company’s stock option plan and share-based payment, and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights (as defined in item 13.4 below). The goal is to stimulate the alignment of interests for long-term value generation.

The Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting. The compensation paid to each member should not be lower than ten percent of the compensation assigned to each Executive Officer, considering the average amount received by the Executive Officers, excluding any benefits, representation allowances and profit sharing. The compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations, Finance and Compensation Committee that are part of the Board of Directors of the Company do not receive any specific compensation for their activities in those Committees. Members who do not meet this condition, receive annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

ii. regarding the 3 last fiscal years, what is the participation of each element in total compensation

2017	Board of Directors	Board of Officers
Fixed compensation	33.50%	26.70%
Fees	27.91%	20.90%
Direct and indirect benefits	5.58%	4.18%
Charges	0.00%	1.62%
Variable compensation	10.67%	20.29%
Share-based payment and stock options	55.84%	53.01%

2016	Board of Directors	Board of Officers
Fixed Compensation	34.42%	38.81%
Fees	28.68%	30.46%
Direct and indirect benefits	5.74%	6.19%
Charges	0.00%	2.16%
Variable compensation	0.00%	0.00%
Share-based payment and stock options	65.58%	61.19%

2015	Board of Directors	Board of Officers
Fixed Compensation	41.01%	19.44%
Fees	34.18%	15.56%
Direct and indirect benefits	6.84%	3.11%
Charges	0.00%	0.77%
Variable compensation	11.19%	24.04%
Share-based payment and stock options	47.79%	56.52%

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to charges on remuneration (percentages applicable to the years 2017, 2016, and 2015).

The members of the Committees that are not part of the Company’s Board of Directors have 100% of their compensation composed of annual fixed fees and are reimbursed for their travels and lodging expenses required for the performance of their duties.

ii. methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research and periodically assessed by the Company’s People & Management area, so as to secure that the amounts paid are sufficient to meet the specific objectives in relation to the market.

The variable compensation, when paid in cash, is calculated as a multiple of fixed compensation, provided that the target conferred on the manager and the Company have been achieved.

Regarding the determination of the amount of stock options to be granted, please refer to items 13.4 and 13.8 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below. For a description related to the share-based payment plan, please refer to item 13.4 below.

Both for the purpose of compensation and for the purpose of granting stock options are also taken into account the achievement of annual targets and other results delivered in the year, meritocracy criteria and the seniority level of the executive.

Please refer to sub-item “h” below for further information.

iv. reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long-term results for the Company. On this regard, the Company secures a fixed compensation based on market research, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, Company’s targets must be challenging but achievable.

The possibility of granting options and shares encourages the blending of interests of the shareholders and the management over the long-term, upon the free or onerous receipt, as the case may be, of the Company’s shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional shares may be granted depending on the reinvestment level of the variable compensation.

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of five or ten years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council and the Committees, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

v. the existence of members who do not receive compensation and the reason for that

Four members of the Board of Directors do not receive compensation from the Company. Said members are also part of the Board of Directors of the Parent Company (Anheuser-Busch InBev N.V./S.A. - “ABI”), which bears payment of compensations to these members.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow and net revenues, in addition to other specific indicators for the various departments of the Company.

d. how is the compensation structured to reflect the progress of performance indicators:

The variable compensation (profit sharing) is defined according to the following basis: (i) below a certain level of target achievement, no variable compensation shall be due, but, on the other hand, outstanding accomplishments of targets must be compensated with profit sharing comparable to or even higher than top levels in the market; and (ii) variable compensation will only be granted if both the targets of the Company and those targets of the manager are achieved.

The executives have the possibility to reinvest their variable compensation in the Company, by using said compensation, in total or in part, for the exercise of the stock option granted within the stock option plan of the Company. In this event, the Company may grant to said executives additional shares or options, depending on the reinvestment level of their variable compensation.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the closing price of  shares or American Depositary Receipts (“ADRs”) issued by the Company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”)  or at the New York Stock Exchange (“NYSE”), as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy or practice is aligned with short, medium and long-term interests of the Company:

The fixed compensation is a compensation based on market research, but as the segment cycle in which the Company operates in is the segment of medium and long term, the alignment of the compensation to the interests of the Company is verified by means of the granting of a substantial portion of compensation referred to those periods.

The medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the vesting period, the restriction on sale applicable to the corresponding shares or the delivery of stock options or shares being contingent upon the executive continued employment with the Company.

The share-based payment plan reinforces the need for a long-term commitment, once the delivery of the Company’s shares is contingent upon the executive continued employment with the Company and the lapse of a vesting period.

Share Appreciation Rights occasionally granted to elected high potential executives by the Company, align the long-term and very long-term interests by means of the possibility of receiving, after the vesting periods of five or ten years, the amount corresponding to the appreciation of the shares issued by the Company, to encourage the retaining of talent as well as such appreciation of shares.

As such, it is understood that the compensation policy of the Company is totally aligned with the monitoring of its performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 25, 2008, some Company managers received stock options of shares issued by ABI, the controlling shareholder of the Company, totaling approximately five million options, with approximately one million options for members of the Board of Officers, at the time, and approximately 4 million for members of the Board of Directors, at the time. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved. In 2016, there was a grant of restricted shares issued by ABI, in accordance with the applicable lock-up terms, in a total amount of approximately one hundred and seven thousand restricted shares, of which approximately two thousand and five hundred for members of the Board of Executive Officers and one hundred and four thousand restricted shares to the members of the Board of Directors.

In 2017, certain members of the Board of Directors received 2.1 million in stock options relating to shares issued by ABI and certain directors received 2.2 million in stock options relating to shares issued by ABI, being 3.75 million in stock option conditional on achieving CAGR EBITDA of 7% in the fifth year. In case the condition is not met, a new evaluation will be made for the sixth year and later for the seventh year. The remaining stock options do not have a performance condition and have a vesting period of 5 years. In addition, in 2017, there was a concession of restricted shares issued by ABI in the total amount of 0.4 million shares with a vesting period of 5 years.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and Board of Officers, appointing:

i. the bodies and committees of the issuer that participate in the decision-making process, identifying the form in which they participate

The following bodies participate in the decision-making process for the definition of the individual compensation of the Board of Directors and the Board of Officers of the Company: the Operations, Finance and Compensation Committee and the Board of Directors. The Compensation, Financial and Operation Committee is responsible for providing an opinion on the management’s proposal to be assessed by the Board of Directors concerning the definition of the compensation policy for the high-performance management and employees of the Company, including their individual compensation packages, in order to the ensure that the beneficiaries have the proper compensation and incentives to reach an exceptional and sustainable performance. On the other hand, the Board of Directors is responsible for deciding on the recommendation presented by the Operations, Finance and Compensation Committee, as well as fining the criteria for the granting of stock option, compensation and benefits (indirect benefits, profit sharing etc.) of the top management and employees (that is, the managers or holders of equivalent officer positions) of the Company.

ii. criteria and methodology used to establish the individual compensation, appointing if studies were used to verify the market practices and, if yes, the comparison criteria and scope of said studies

The fixed and variable individual compensation of the members of the Board of Directors was defined based on a remuneration survey conducted with large public companies and is updated annually based on the IPCA variation until the Board of Directors deems it necessary to engage at a new compensation survey. All directors receive the same remuneration, being noted that (i) the directors compensated by the controlling shareholder and the alternates do not receive any fees from the Company; and (ii) the co-chairman of the Board of Directors compensated by the Company has different compensation due to his longer time of dedication.

The fixed and variable individual compensation of the members of the Board of Officers is defined based on an annual remuneration survey, using the group of companies classified as “non-durable consumer goods” in the comparison. For the definition of fees, the monthly amount paid by the median of the companies involved in the survey is used as reference. If there is a positive variation of this indicator in relation to the previous year, the reference of the previous year is updated. After updating the market benchmark for each position level, the fees are set by varying according to meritocracy criteria and the seniority level of the executive. Without prejudice to the evaluation by the Operations, Finance and Compensation Committee and by the Board of Directors, as indicated in item (i) above, the fees of the Board of Officers are analyzed annually by the Company’s People & Management area, which may make adjustment recommendations, if necessary. Any recommendations need to be approved by the CEO to be implemented.

iii. the frequency and method in which the Board of Directors assesses the adequacy of the compensation policy of the issuer

Annually, the Operations, Finance and Compensation Committee evaluates the retention of the Company’s talents, which includes the analysis of the need to adapt the compensation practices adopted by the Company. If this Committee deems it necessary, it is proposed to the Board of Directors to adjust these practices. In addition, the goals of executives, whose achievement is decisive in the determination of the amount to be paid by the Company as variable compensation and in the amount of stock options to be granted are reviewed and validated by the Board of Directors annually.

13.2. Regarding the compensation of the Board of Directors, Board of Officers and Fiscal Council recognized in the income statement for the three previous fiscal years and forecasts for current year

Forecast for 2018	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,976,160.00	12,142,834.	1,700,989.00	19,819,983.00
Direct and indirect benefits		939,457.00		939,457.00
Compensation for sitting on Committees
Other	1,195,233.00	2,428,567.00	340,198.00	3,963,998.00
Description of other fixed compensation	INSS	INSS	INSS
Variable Compensation
Bonus
Profit sharing	4,249,890.00	23,429,920.00	-	27,679,810.00
Compensation for attending meetings
Commissions
Other
Description of other variable compensation
Post-Employment Benefits
Termination Benefits
Share-based compensation, including stock options	6,384,775.00	26,546,092.00	-	32,930,867.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,806,058.00	65,486,870.00	2,041,187.00	85,334,115.00

2017	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	11.00	6.00	30.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,432,873.00	11,038,940.00	1,546,354.00	18,018,167.00
Direct and indirect benefits		854,052.00		854,052.00
Compensation for sitting on Committees
Other	1,086,575.00	2,207,788.00	309,271.00	3,603,634.00
Description of other fixed compensation	INSS	INSS	INSS
Variable Compensation
Bonus
Profit sharing	2,075,768.00	10,713,235.00	-	12,789,003.00
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation	10,866,993.00	27,998,463.00	-	38,865,456.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	19,462,209.00	52,812,478.00	1,855,625.00	74,130,312.00

2016	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	12.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual Fixed Compensation
Salary/fees	5,086,590.00	12,225,100.00	1,480,778.00	18,792,468.00
Direct and indirect benefits	-	866,594.00	-	866,594.00
Compensation for sitting on Committees	-	-	-	-
Other	1,017,318.00	2,483,074.00	296,156.00	3,796,548.00
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	11,631,786.00	24,554,818.85	-	36,186,604.85
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	17,735,694.00	40,129,586.85	1,776,934.00	59,642,214.85

2015	Board of Directors	Board of Officers	Fiscal Council	Total
No of Members	12.00	10.25	5.67	27.92
No. of members receiving compensation	9.00	10.25	5.67	24.92
Annual Fixed Compensation
Salary/fees	4,669,682.00	8,933,817.00	1,395,475.00	14,998,974.00
Direct and indirect benefits	-	440,023.00	-	440,023.00
Compensation for sitting on Committees				-
Other	933,936.00	1,786,763.00	279,095.00	2,999,794.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable Compensation
Bonus	-	-	-	-
Profit sharing	1,529,566.00	13,803,619.35	-	15,333,185.35
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation
Post-Employment Benefits	-	-	-	-
Termination Benefits	-	-	-	-
Share-based compensation. including stock options	6,530,174.00	32,445,718.00	-	38,975,892.00
Observation	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.	The number of members of each body corresponds to the average annual number of members of each body determined on a monthly basis to two decimal places.
Total compensation	13,663,358.00	57,409,940.35	1,674,570.00	72,747,868.35

13.3. Regarding the variable compensation of the Board of Directors, the Board of Officers and the Fiscal Council for the three previous fiscal years and the forecasts for current fiscal year:

Variable compensation – forecast for 2018
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	504,674	2,782,303		3,286,978
Maximum amount according to compensation plan	4,249,890	23,429,920		27,679,811
Amount provided for in compensation plan in case the targets are met	3,162,886	15,499,729		18,662,616

Variable compensation – fiscal year ended on 12/31/2017
Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	13.00	11.00	6.00	30.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan
Maximum amount according to compensation plan
Amount provided for in compensation plan in case the targets are met
Profit sharing
Minimum amount according to compensation plan	186,364	1,153,034	-	1,339,398
Maximum amount according to compensation plan	3,923,454	24,274,405	-	28,197,859
Amount provided for in compensation plan in case the targets are met	969,878	6,000,633	-	6,970,511
Amount effectively recognized in the income statement for the fiscal year	2,075,768	10,713,235		12,789,003

Variable compensation – fiscal year ended on 12/31/2016

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	11.00	6.00	29.00
No. of members receiving compensation	1.00	11.00	0.00	12.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	177,490	1,240,922	-	1,418,412
Maximum amount according to compensation plan	3,736,623	26,124,683	-	29,861,306
Amount provided for in compensation plan in case the targets are met	2,335,389	15,640,958	-	17,976,347
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-

Variable compensation for the fiscal year ended on 12/31/2015

Body	Board of Directors	Board of Officers	Fiscal Council	Total
No. of members	12.00	10.25	5.67	27.92
No. of members receiving compensation	1.00	10.25	0.00	11.25
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	167,207	910,379	-	1,077,586
Maximum amount according to compensation plan	3,520,145	19,165,875	-	22,686,020
Amount provided for in compensation plan in case the targets are met	2,200,090	11,978,672	-	14,178,762
Amount effectively recognized in the income statement for the fiscal year	1,529,566	13,803,619	-	15,333,185

(1)          As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Board of Officers in force for the last fiscal year and forecasted for current fiscal year

a. general terms and conditions:

Option Plan

Under the Company Stock Option Plan (the “Option Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (beneficiaries) are eligible to receive stock options of the Company or ADR based in shares issued by the Company, in the event the beneficiaries do not live in Brazil. Currently, approximately 800 people (including managers and employees) hold stock options for shares of the Company, taking all the programs of the Option Plan the together.

The Option Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013 and provides for the general conditions applicable to the granting of options, the criteria to determine its exercise price, its general terms and conditions, and the restrictions on the transfer of shares acquired by its exercise. The Option Plan is managed by the Board of Directors which grants options establishing the specific terms and conditions applicable to each grant through stock option programs, such as the identification of the beneficiaries, the options’ exercise price, any restrictions to the acquired shares, the vesting periods and the option exercise periods and rules applicable to the termination of the beneficiary’s employment contract, and it may also establish targets related to the performance of the Company. The Board of Directors may further define specific rules applicable to beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling companies its subsidiaries.

Migration Plan and Received Programs

On July 31, 2013, a migration program was approved in a Meeting of the Board of Directors (“Migration Program”), with the purpose of receiving, within the scope of the Option Plan, the options granted but not exercised by the beneficiaries of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev (“Former Option Plan”), which was incorporated by the Company on January 2, 2014 (“Merger”). For this purpose, a number of options proportional to the number of shares of the Company was granted to the beneficiaries of the Former Option Plan as a substitute of the options granted and not exercised within the scope of said plan.

The specific conditions of the Migration Plan are the same of the stock programs of Companhia de Bebidas das Américas – Ambev that were effective as of the date of the Merger, which  remain entirely in effect and are applicable to the options then granted in the context of the Migration Program, subject to the required adjustments arising from the Incorporation and from the terms and conditions defined in the Option Plan (“Received Programs”). The Programs 2012.1, 2012.2, 2012.3, 2013.1 must be understood as the Received Programs.  The individual conditions and the quantity of options granted to each beneficiary are described in the adhesion term signed by each one of the beneficiaries.

On December 19, 2013 the Board of Directors also received the Dividend Waiver rule approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 22, 2010. “Dividend Waiver” shall be understood as the granting of additional stock options to some executives expatriated  to the United States of America, in order to compensate the dividends and interest over own capital attributed to the options belonging to said executives, who waive, in relation to each one of said options, the right to a discount on the exercise price of the dividends and interest on own capital paid by the Company between the date of the option grant and the exercise date, being applicable to each new option the other terms of the respective programs that govern the options originally belonging to the executives (“Dividend Waiver”).

Share Appreciation Right

The Company also received the long-term incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential by the Company (and such incentive is denominated “Share Appreciation Rights”). Such incentive is beyond the scope of the Option Plan, since it does not involve settlement by the granting or acquisition of shares. Within the scope of the Share Appreciation Rights program, each beneficiary will receive two separate lots of Share Appreciation Rights – (lot A and lot B), as the case may be, in which each Share Appreciation Right will correspond to a share or ADR, as the case may be, subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remains at the Company or in any entity of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of shares or ADRs of the Company at B3 or NYSE, respectively, at the trading session immediately before the end of such lock-up terms. The Share Appreciation Rights granted  do not concern the delivery, subscription or acquisition of shares or ADRs, and, therefore, will not ascribe to the beneficiary the condition of shareholder of the Company or to any right or prerogative as a result of such condition,. The benefits ascribed to the granting of Share Appreciation Rights shall be considered as variable compensation.

Stock Plan

The Company implemented a Share-Based Payment Plan (“Stock Plan” and, together with the Option Plan, “Plans”), approved by the Extraordinary Shareholders’ Meeting held on April 29, 2016, under which certain employees and members of the management of the Company or its subsidiaries, direct or indirect, are eligible to receive shares of the Company including in the form of ADRs, in the event of persons living outside Brazil. The shares that are subject to the Stock Plan are designated “Restricted Shares”.

The Board of Directors has broad powers of organization and management of the Stock Plan, in accordance with its general terms and conditions, and must establish the terms and conditions applicable to each Restrictive Shares program (Share-Based Payment Program - “Stock Programs”), which, for its turn, sets the terms and conditions specific to the participants of that program, including the conditions and procedures for transferring the Restricted Shares and rules applicable in case of termination of the employment contract.

Under the Stock Plan, the participants may receive up to 0.3% of shares corresponding to the Company’s capital stock, and the delivery of the Restricted Shares is exempt from financial consideration..

b. main purposes of the Plan:

The main purposes of the  Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to be owners of shares of the Company, in the terms of the Plans, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plans.

The purposes of the Share Appreciation Right incentive are the same described above, aiming at encouraging the alignment of interests for the generation of value in the long term, except for the fact that there is no delivery of shares.

c. how does these plans contribute to these objectives:

The possibility of acquiring or receiving shares issued by the Company under advantageous conditions provided for in the Plans allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term, seeking the future appreciation of shares. In addition, it allows the employees and the managers of the Company to join the interests of the shareholders, the corporate purposes and the growth plans of the Company, maximizing their results. Also, the adopted model expects to be efficient as a mechanism of retention of the key employees and managers due to, mainly, the sharing of the appreciation of the Company’s shares.

d. how does the Plan fit into the Company compensation policy:

The Plans and the incentive of the Share Appreciation Rights encourage the direct commitment of the respective beneficiaries or participants, as the case may be, with the performance of the Company in the medium and long term, once the most substantial portion of asset increase is connected to said performance.

The Option Plan contains elements that encourage the commitment of beneficiaries by giving them the option to allocate their own funds to purchase shares. Additionally, the Share Appreciation Rights incentive and the Stock Plan incentive stimulate the continued employment of executives that the Company deems highly strategic to its business and activities, upon the granting of an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term:

The options granted under the Option Plan provide for mechanisms that enable lining up the interests of the management in different time horizons.

In the short term, the managers participating in the Option Plan are encouraged to contribute to high earnings of the Company, since, in the capacity of owners of the shares of the Company, they will also have the right to receive dividends.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer and delivery contingent upon continued employment of the beneficiary with the Company. For this reason, beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up, that is, a period during which they cannot be transferred (please refer to item “l” below). In addition, there are granting models in which the options granted to the beneficiaries are subject to a vesting period during which such shares may not be exercised and, therefore, convertible into shares.

Therefore the granting of options with said characteristics serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of expressive gains in the event of appreciation of the stocks of the Company.

In the case of the Share Appreciation Rights incentive, grants are essentially designed to align interests in the long and very long term. Any amounts may only be paid by the Company to the beneficiary after the applicable lock-up period of five or ten years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

The same logic is applicable to the Stock Plan, programs of which the participants only receive the shares after long vesting periods and, further, conditioned to the continuance of the participant in the Company.

f. maximum number of shares covered:

On December 31, 2017, the maximum number of shares covered by options not yet exercised totaled 23,475,138 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all programs within the scope of the outstanding Option Plan, including the Migration Program.

Until December 31, 2017, no Restrictive Share had been granted within the scope of the Stock Plan to members of the Board of Directors and/or Board of Officers of the Company.

g. maximum number of options to be granted:

Considering that each option ensures to the beneficiary the right to acquire a common share of the Company, the quantity of granted options is connected to the dilution limit described in item “f” above”.  On December 31, 2017, this amount corresponds, in relation to the members of the Board of Directors and Board of Officers, to 23,475,138 options within the scope of all programs in the Option Plan.

Until December 31, 2017, no Restrictive Share had been granted within the scope of the Stock Plan to members of the Board of Directors and/or Board of Officers of the Company.

h. conditions to acquire shares:

Programs – Option Plans

In relation to the last five fiscal years and in relation to the current fiscal year, in the Received Programs named Programs 2012.1, 2012.2, 2012.3 and 2013.1, as well as in the Company’s programs named Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2 e, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, all within the Scope of the Option Plan, two types of grant were awarded, as follows: (i) in one type of grant,, the exercise price of the options must be paid on demand (or within five business days), although the delivery of a substantial part of the shares acquired is contingent upon continued employment of the beneficiary with the Company for a term of two to ten  years (depending on the program) as of the exercise date; and (ii) in the other type of grant, a beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

The Share Appreciation Rights incentive does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for lot A and ten years for lot B, and it is not contingent upon the Company meeting performance targets.

In the Program 2018.1, within the scope of the Stock Plan, the granting was made free of charges and the shares will only be transferred to the participants after the vesting period of five years, and provided that the participant maintains the employment/statutory bond with the Company until the end of said term. There is no binding of the participants to the reaching of the Company’s performance goals.

i. criteria to set the acquisition or exercise price:

The price of the exercise of the shares arising from the Received Programs named Programs  2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, all in the scope of the Option Plan, corresponds to the closing price of the Company’s stocks traded at B3 on the trading session immediately before the grant date, traded at B3, and a discount may be applied depending on the program.

The Share Appreciation Rights incentive does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the beneficiary. Such amount i is determined at the end of the lock-up period applicable to each lot, based on the closing price of shares or ADRs issued by the Company on the trading session of B3 or NYSE, as applicable, immediately before the date of payment. Each Share Appreciation Right shall correspond to the right related to one share or ADR, as applicable.

In the Program 2018.1, within the scope of the Stock Plan, the granting of shares shall be made free of charge to the participants, under the terms of the Stock Plan and of the relevant program.

j. criteria to set the final term for exercise:

Within the scope of the Option Plan, according to the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, as well as in the Programs 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3, 2017.1, 2017.2, 2017.4 and 2018.1, the lots may only be exercised (i) in full upon the execution of the option grant agreement by the beneficiary; or (ii) in a period of five years after the verification of the vesting period of the relevant options. The program 2018.2 has a single lot that may be exercised, in total or in part, within 45 days from the granting date.

The criteria used in the establishment of said terms takes into account the short, medium and long-term goals of this incentive form.

With regard to the Share Appreciation Rights, lot A provides for a term of five years to receive the relevant amounts, while in the case of lot B, there is a term  of ten years. The main purpose of grace periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

Within the scope of the Stock Plan, according to the Program 2018.1, the delivery of Restrictive Shares will be made after the vesting period of five years. In these cases, the criterion is the achievement of the long-term goals of the Company.

k. form of settlement:

The Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital. The rule is that the exercise price must be paid on demand upon the exercise of the options within a period of up to five days as of their exercise date, depending on the program.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant grace period.

Within the scope of the Stock Plan, according to the Program 2018.1, the Restricted Shares shall be delivered by the Company to the respective participant after the vesting period of five years.

l. restrictions to the transfer of shares:

Within the Received Programs named Programs 2012.1, 2012.2, 2012.3, 2013.1, 2013.2, 2013.3, 2014.1, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.1, 2016.2, 2016.3 as well as the Programs 2017.1, 2017.2, 2017.4, 2018.1 and 2018.2, under terms of the Option Plan, the shares resulting from the option exercise may (i) be free and clear and may be transferred at any time, respected the preemptive right of the Company; or (ii) be subject to a lock-up of, at least, five years as of the date of the option exercise, depending on the program.

Share Appreciation Rights incentive by the Company does not involve the l delivery of shares. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the share appreciation rights program is subject to the grace periods described in sub-item “h” above.

Within the scope of the Stock Plan, according to the Program 2018.1, within the Stock Plan, the delivered shares will be free and clear, and may be transferred at any time, respected the preemptive right of the Company.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan:

The Plans may be amended or terminated by the Board of Directors, pursuant to the terms under said Plans. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or beneficiaries or participants in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan:

Programs (Option Plan)

- Programs 2012.2, 2013.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1 and 2017.4: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed, within the scope of other Option Programs that he/she has participated as beneficiary, Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

- Programs 2012.2, 2012.3, 2013.2, 2013.3, 2014.2, 2014.3, 2015.1, 2015.2, 2015.3, 2016.2, 2016.3, 2017.1 and 2017.4: For these Programs, in the event of termination of the beneficiary’s employment contract, the following rules shall apply, as per each described event, namely: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 90 days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit of the Company, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within 180 days as of the severance date, after which they will be canceled; (iii) in the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within 24 months after the option grant, the beneficiary may only exercise his/her options on a pro rata basis if he/she has participated, upon destination of the totality of his/her variable net compensation, of other Option Programs that he/she has participated as beneficiary, conditioned to the execution of a non-compete agreement and, in case severance has occurred after 24 months, the beneficiary may exercise his/her options on a pro rata basis also conditioned to the execution of the above-mentioned non-compete agreement; (iv) in the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, condition such exercise to the execution of a non-compete agreement.

- Programs 2012.1, 2013.1, 2014.1, 2015.1, 2016.1, 2017.2: For these Programs, in the event the employment agreement or term of office of the beneficiary terminates during the vesting period, for any reason, except for the cases set forth below, the beneficiary will lose the right to receive said shares.  In the event of termination of the employment contract or term of office after 24 months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within 24 months after the option grant, the beneficiary will lose his/her right to receive the shares, except if the beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company; and (ii) if the severance occurred after 24 months after  the granting of options, the beneficiary shall be entitled to receive, at all times proportional to the number of complete civil months which he/she remained in the performance of his/her duties to the Company, or to its controlled or controlling companies and affiliates, since the stock granting date, the shares that were attributed to him/her until the termination of their duties to the Company or to its controlling or controlled companies and affiliates, it being certain that the Board of Directors may establish that the receipt is conditioned to the execution of and compliance with the non-compete agreement with the Company by the beneficiary.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the beneficiary – in the latter case, contingent upon the execution and performance, by the beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

- Program 2018.2: in this Program, within the scope of the Option Plan, in the event the employment agreement or term of office of the beneficiary terminates (a) after the exercise date, for any reason, the beneficiary will remain entitled to the shares acquired under the Program, as well as those acquired due to bonus, split, subscription or other acquisition form related to said shares or (b) prior to the exercise date, the beneficiary will lose right to the exercise of the options.

Share Appreciation Rights

In relation to lot A:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding 24 months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to lot B:

In the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

Program (Stock Plan)

- Program 2018.1:

For this Program, in the event the employment agreement or term of office terminates during the vesting period, for any reason, except for the events described below, the beneficiary will lose the right to receive said shares. In the event of termination of the employment contract or term of office after 24 months as of grant date of the Restrictive Shares, for any reason other than (a) termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding 24 months, or (b) the events provided below: (i) the beneficiary shall be entitled to receive the corresponding shares, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 70 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, in relation to the Restrictive Shares and additional shares that are not yet free to be delivered to the beneficiary: (i) if the severance occurred 24 months after the stock grant date and the beneficiary has participated, upon the total destination of its net variable compensation (that is, total amount of the annual gratification, bonus or profit sharing, net of income tax and other levied charges), of all stock option programs of the Company approved by the Board of Directors of the Company in which his/her name appeared in the list of beneficiaries in the 5 years immediately prior to the severance date (or, in the event the beneficiary has become eligible to participate in such programs less than five years from the severance date, as many years as the years the beneficiary has become eligible), the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors; and (ii) if the severance occurs after 24 months subsequent to the grant date of shares, the beneficiary shall be entitled to receive the Restrictive Shares and the additional shares, under the terms of the Program, on a pro rata basis corresponding to the result of Restrictive Shares and additional shares owned by the beneficiary on the severance date, multiplied by the complete civil months of employment or office by the period between the grant date and the relevant termination of the relation with the Company (which will always be inferior to 60 months), divided by 60, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company, under the terms established by the Board of Directors. In both cases, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In the event of severance after a beneficiary has cumulatively achieved 80 years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), except for the events of dismissal for cause, the beneficiary will receive the Restrictive Shares and the additional shares that are not yet free to delivery, it being certain that the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In this case, the restriction on the sale of shares, set forth in the Program, will remain in effect.

In case of death or permanent disability, the beneficiary (or his heirs or successors) will immediately receive the Restrictive Shares and additional shares that are not yet free to be delivered under the Program, it being certain that in the event of permanent disability, the Board of Directors may establish that the receipt be conditioned to the execution and compliance with a non-compete agreement, by the beneficiary, with the Company. In case of death, all shares will be free and clear for sale at any moment. In case of permanent disability, the restriction on the sale of shares, set forth in the Program, will remain in effect.

13.5 In relation to share-based payments made to the Board of Directors and Board of Officers recognized in the income statement of the last three fiscal years and the forecast for current year:

Share-based compensation estimated for the current fiscal year (*)

	Board of Directors	Board of Officers
No. of Members	13	11
No. of members receiving compensation	8	6
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	18.15	18.87
(b) Options lost during the fiscal year
(c) Options exercised during the fiscal year
(d) Options expired during the fiscal year
Potential dilution upon exercise of all options granted	0.0344%	0.0427%
Share-based compensation – year ended on 12/31/2017
	Board of Directors	Board of Officers
No.º of Members	13	11
No. of members receiving compensation	8	6
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	17.68	18.06
(b) Options lost during the fiscal year
(c) Options exercised during the fiscal year
(d) Options expired during the fiscal year
Potential dilution upon exercise of all options granted	0.0386%	0.0367%

Share-based compensation – year ended on 12/31/2016

	Board of Directors	Board of Officers
No. of Members	12	11
No. of members receiving compensation	7	9
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	16.03	16.42
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	-	-
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0401%	0.0326%

Share-based compensation – year ended on 12/31/2015

	Board of Directors	Board of Officers
No. of Members	12	10,25
No. of members receiving compensation	6	10
Weighted average exercise price:
(a) Options outstanding in the beginning of fiscal year	13.72	14.55
(b) Options lost during the fiscal year	-	-
(c) Options exercised during the fiscal year	1.09	1.45
(d) Options expired during the fiscal year	-	-
Potential dilution upon exercise of all options granted	0.0467%	0.0461%

For each grant recognized in income for the past three (3) fiscal years and the current fiscal year
Current Fiscal Year (*)	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	12/02/2013	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015
Number of Options Granted	1,204,633	49,.377	1,582,208	677,502	612,965	785,962
Vesting Period	12/02/2018	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020
Term for exercise of the Options	12/02/2023	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	8,135,707.30	3,318,603.63	9,640,019,.36	4,127,859.54	4,902,828.03	6,286,552.29

Current Fiscal Year (*) Cont I	Board of Officers	Board of Directors	Board of Directors	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	12/01/2015	12/01/2016	12/01/2016	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	505,918	684,057	1,188,079	454,902	659,232	1,074,538
Vesting Period	12/01/2020	12/01/2021	12/01/2021	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	12/01/2025	12/01/2026	12/01/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,817,662.86	4,129,422.10	7,172,033.44	2,501,834.63	4,465,570.72	7,278,811.44

Current Fiscal Year (*) Cont II	Board of Directors	Board of Directors	Board of Directors
Stock Options
Grant Date	02/10/2018	12/10/2018	12/10/2018
Number of Options Granted	550,481	659,232	1,074,538
Vesting Period	02/10/2023	12/01/2023	12/01/2023
Term for exercise of the Options	02/10/2028	12/01/2028	12/01/2028
Lock-up Period	NA	NA	NA
Fair value of options on grant date	2,501,834.63	4,465,570.72	7,278,811.44
(*) Based on the best estimates of the Company’s management and on data for the current fiscal year..

12/31/2017	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2012	11/30/2012	12/20/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,322,880	499,990	90,960	1,204,633	491,377	1,582,208
Vesting Period	11/30/2017	11/30/2017	12/20/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/30/2022	11/30/2022	12/20/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	7,420,076.38	2,804,459.96	522,781.27	8,135,707.30	3,318,603.63	9,640,019.36

12/31/2017 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015	12/01/2016	12/01/2016
Number of Options Granted	677,502	612,965	785,962	505,918	684,057	1,118,079
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020	12/01/2021	12/01/2021
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025	12/01/2026	12/01/2026
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	4,127,859.54	4,902,828.03	6,286,552.29	3,817,662.86	4,129,422.10	6,148,233.38

12/31/2017 Cont II	Board of Officers	Board of Directors	Board of Officers
Stock Options
Grant Date	02/10/2017	12/01/2017	12/01/2017
Number of Options Granted	454,902	659,232	1,074,538
Vesting Period	02/10/2022	12/01/2022	12/01/2022
Term for exercise of the Options	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	NA	NA	NA
Fair value of options on grant date	2,501,834.63	4,465,570.72	6,255,011.18

12/31/2016	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/20/2012	12/02/2013
Number of Options Granted	1,514,280	1,157,120	1,148,120	578,635	90,960	1,052,074
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/20/2017	12/02/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/20/2022	12/02/2023
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	6,495,943.90	4,963,802.34	6,439,841.93	3,245,582.29	522,781.27	7,105,372.44

12/31/2016 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/02/2013	12/01/2014	12/01/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	510,730	1,421,323	756,157	484,967	845,876	505,918
Vesting Period	12/02/2018	12/01/2019	12/01/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/02/2023	12/01/2024	12/01/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	3,449,307.62	8,659,785.08	4,607,085.87	3,879,030.29	6,765,777.10	3,817,662.86

12/31/2016 Cont II				Board of Directors		Board of Officers
Stock Options
Grant Date				12/01/2016		12/01/2016
Number of Options Granted				684,057		1,350,459
Vesting Period				12/01/2021		12/01/2021
Term for exercise of the Options				12/01/2026		12/01/2026
Lock-up Period				NA		NA
Fair value of options on grant date				4,129,422.10		8,152,266.91

12/31/2015	Board of Directors	Board of Officers	Board of Directors	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	03/30/2010	03/30/2010	08/19/2010	03/30/2010	03/30/2010	11/30/2011
Number of Options Granted	852,850	147,125	58,050	811,900	1,121,300	1,514,280
Vesting Period	03/30/2015	03/30/2015	03/30/2015	03/30/2015	03/30/2015	11/30/2016
Term for exercise of the Options	03/30/2020	03/30/2020	03/30/2020	03/30/2020	03/30/2020	11/20/2021
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	2,899,690.00	500,225.00	255,746.24	2,934,823.64	4,053,230.39	6,496,261.20

12/31/2015 Cont I	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors
Stock Options
Grant Date	11/30/2011	11/30/2012	11/30/2012	12/02/2013	12/02/2013	12/01/2014
Number of Options Granted	1,368,595	1.148.120	950,485	1,052,074	925,027	1,421,323
Vesting Period	11/30/2016	11/30/2017	11/30/2017	12/02/2018	12/02/2018	12/01/2019
Term for exercise of the Options	11/20/2021	11/30/2022	11/30/2022	12/02/2023	12/02/2023	12/01/2024
Lock-up Period	NA	NA	NA	NA	NA	NA
Fair value of options on grant date	5,871,272.55	6.440.953,20	5,332,220.85	6,428,172.14	5,651,914.97	7,390,879.60

12/31/2015 Cont II	Board of Officers	Board of Directors	Board of Officers	Board of Officers
Stock Options
Grant Date	12/01/2014	12/01/2015	12/01/2015	12/22/2015
Number of Options Granted	1,142,103	484,967	1,090,569	505,918
Vesting Period	12/01/2019	12/01/2020	12/01/2020	12/22/2020
Term for exercise of the Options	12/01/2024	12/01/2025	12/01/2025	12/22/2025
Lock-up Period	NA	NA	NA	NA
Fair value of options on grant date	5,938,935.60	3,802,141.28	8,550,060.96	3,966,397.12

  Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in the tables above and represented in the table below considers that 100% of the options granted to the members of the Board of Directors and Board of Officers are exercised on the base date of this Reference Form, this is to say, December 31, 2017, and that the Company issues new shares as a result thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2017)	Potential dilution if all options are exercised
Board of Directors	08/28/2009	701,175.0	15,717,615,419	0.0045%
	03/30/2010	852,850.0	15,717,615,419	0.0054%
	08/19/2010	58,050.0	15,717,615,419	0.0004%
	11/30/2010	811,900.0	15,717,615,419	0.0052%
	11/30/2011	1,692.005,0	15,717,615,419	0.0108%
	11/30/2012	1,322.880,0	15,717,615,419	0.084%
	12/02/2013	1,204.633,0	15,717,615,419	0.0077%
	12/01/2014	1,582.208,0	15,717,615,419	0.0101%
	12/01/2015	612.965,0	15,717,615,419	0.0039%
	12/01/2016	684,057.0	15,717,615,419	0.0044%
Board of Officers	12/01/2017	659,232.0	15,717,615,419	0.0042%
	04/30/2008	372,875.0	15,717,615,419	0.0024%
	03/30/2009	318,375.0	15,717,615,419	0.0020%
	08/28/2009	2,194,500.0	15,717,615,419	0.0140%
	03/30/2010	147,125.0	15,717,615,419	0.0009%
	11/30/2010	934.225,0	15,717,615,419	0.0059%
	06/27/2011	2,084,800.0	15,717,615,419	0.0133%
	10/25/2011	250.325,0	15,717,615,419	0.0016%
	11/30/2011	1.032.715,0	15,717,615,419	0.0066%
	12/21/2011	189,015.0	15,717,615,419	0.0012%
	11/30/2012	499,990.0	15,717,615,419	0.0032%
	12/20/2012	90,960,0	15,717,615,419	0.0006%
	12/02/2013	491,377.0	15,717,615,419	0.0031%
	12/01/2014	677,502,0	15,717,615,419	0.0043%
	12/01/2015	785,962,0	15,717,615,419	0.0050%
	12/22/2015	505,918.0	15,717,615,419	0.0065%
	12/01/2016	1,188,079.0	15,717,615,419	0.0076%
	02/10/2017	454,902,0	15,717,615,419	0.0029%
	12/01/2017	1,074,538,0	15,717,615,419	0.0068%

(1)            When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2)            According to the accounting method of predecessor cost adopted by Ambev S.A., data related to periods before 2014 related to Companhia de Bebidas das Américas – Ambev historical information.

13.6. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2017	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Directors	Board of Officers	Board of Officers
Number of members	11	11	13	11	13	11	13	13	11	11
Nº of members receiving compensation	2	1	1	2	1	1	1	1	5	1
Grant Date	04/30/08	03/30/09	08/28/09	08/28/09	30/03/10	30/03/10	19/08/10	30/11/10	30/11/10	27/06/11
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	372,875	318,375	701,175	2,194,500	852,850	147,125	58,050	811,900	934,225	250,790
Maximum term for exercise	04/30/18	03/30/19	08/28/19	08/28/19	03/30/20	03/30/20	03/30/20	11/30/20	11/30/20	04/30/18
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	0.78	0,00	0.99	0.99	2.81	2.81	7.47	9.36	9.36	10.11
Fair value of options on the last day of the fiscal year	20.50	21.28	20.29	20.29	18.47	18.47	13.81	12.44	12.44	11.36
Fair value of the total of options on the last day of the fiscal year	7,642,910.57	6,775,020.00	14,229,720.58	44,535,418.12	15,753,494.76	2,717,632.55	801,947.74	10,101,609.08	11,623,569.08	2,848,915.76

12/31/2017 Cont I	Board of Officers	Board of Officers	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Officers	Board of Officers	Board of Directors
Number of members	11	11	11	11	13	11	11	11	11	13
Nº of members receiving compensation	1	1	1	1	4	7	1	1	1	5
Grant Date	06/27/11	06/27/11	10/25/11	10/25/11	11/30/11	11/30/11	12/21/11	12/21/11	12/21/11	11/30/12
Options not qualified for exercise
Number of Options	-	-	-	-	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-	-	-	-	-
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-	-	-	-	-
Options qualified for exercise
Number of Options	239,295	1,594,715	217,965	32,360	1,692,005	1,032,715	34,625	89,730	64,660	1,322,880
Maximum term for exercise	03/30/19	08/28/19	08/28/19	03/30/20	11/30/21	11/30/21	04/30/18	08/28/19	03/30/20	11/30/22
Lock-up Period	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	10.11	10.11	11.71	11.71	11.97	11.97	13.42	13.42	13.42	17.20
Fair value of options on the last day of the fiscal year	11.70	11.81	11.61	11.61	11.58	11.58	10.90	10.90	10.90	9.64
Fair value of the total of options on the last day of the fiscal year	2,799,940.18	18,836,981.34	2,530,439.14	375,679.63	19,600,900.05	11,963,406.43	377,429.99	978,102.32	704,826.66	12,748,153.56

12/31/2017 Cont II	Board of Officers	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Officers	Board of Directors
Number of members	11	11	13	11	13	11	13	11	11	13
Nº of members receiving compensation	6	1	5	7	6	7	7	9	1	7
Grant Date	11/30/12	12/20/12	12/02/13	12/02/13	12/01/14	12/01/14	12/01/2015	12/01/2015	12/22/2015	12/01/2016
Options not qualified for exercise
Number of Options	-	-	1,204,633	491,377	1,582,208	677,502	612,965	785,962	505,918	684,057
Date on which they may be exercised	-	-	12/02/18	12/02/18	12/01/19	12/01/19	12/01/2020	12/01/2020	12/22/2020	12/01/2021
Maximum term for exercise	-	-	12/02/23	12/02/23	12/01/24	12/01/24	12/01/2025	12/01/2025	12/22/2025	12/01/2026
Lock-up Period	-	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	10.10	10.10	11.02	11.02	11.16	11.16	11.51	12.41
Options qualified for exercise
Number of Options	499,990	90,960	-	-	-	-	-	-	-	-
Maximum term for exercise	11/30/22	12/20/22	-	-	-	-	-	-	-	-
Lock-up Period	N/A	N/A	-	-	-	-	-	-	-	-
Weighted average exercise price	17.20	17.84	-	-	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	9.64	9.30	-	-	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	4,818,236.95	846,116.10	-	-	-	-	-	-	-	-

12/31/2017 Cont III	Board of Officers	Board of Officers	Board of Directors	Board of Officers
Number of members	11	11	13	11
Nº of members receiving compensation	9	1	8	7
Grant Date	12/01/2016	02/10/2017	12/01/2017	12/01/2017
Options not qualified for exercise
Number of Options	1,188,079	454,902	659,232	1,074,538
Date on which they may be exercised	12/01/2021	02/10/2022	12/01/2022	12/01/2022
Maximum term for exercise	12/01/2026	02/10/2027	12/01/2027	12/01/2027
Lock-up Period	N/A	N/A	N/A	N/A
Weighted average exercise price	-	-	-	-
Fair value of options on the last day of the fiscal year	12.41	12.71	12.23	12.23
Options qualified for exercise
Number of Options	-	-	-	-
Maximum term for exercise	-	-	-	-
Lock-up Period	-	-	-	-
Weighted average exercise price	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	-	-	-	-

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Board of Officers in the last three fiscal years:

December 31, 2017

	Board of Directors	Board of Officers
No. of members	13	11
No. of members receiving compensation	3	8
Options exercised
Number of shares	989,925	849,860
Weighted average exercise price	R$ 0.78	R$ 7.54
Difference between the exercise price and the market value of the shares resulting from the options exercised	19,983,774	9,079,088
Shares transferred
Number of shares transferred	477.306	142,254
Weighted average acquisition price	14.40	14.40
Difference between the acquisition price and the market value of the shares acquired	1,388,960	413,959

December 31, 2016

	Board of Directors	Board of Officers
No. of members	12	11
No. of members receiving compensation	2	7
Options exercised
Number of shares	2,582,100	351,600
Weighted average exercise price	R$ 0.41	R$ 3.55
Difference between the exercise price and the market value of the shares resulting from the options exercised	46.902.330	5.238.260
Shares transferred
Number of shares transferred	487,256	848,540
Weighted average acquisition price	9.17	9.17
Difference between the acquisition price and the market value of the shares acquired	4,935.903	8,595,710

December 31, 2015(*)

	Board of Directors	Board of Officers
No. of members	12	10.25
Nº of members receiving compensation	2	7
Options exercised
Number of shares	664,875	2,809,625
Weighted average exercise price	R$ 9.19	R$ 3.90
Difference between the exercise price and the market value of the shares resulting from the options exercised	6,005,494	42,711,611
Shares transferred
Number of shares transferred
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

 (*) Does not include restricted share or phantom stock information, since the guidance for including this information was disclosed by the CVM after the end of said fiscal year.

13.8. Information required to understand the data disclosed in items 13.5 to 13.7, including the pricing method applied to determine the value of shares and options):

a. pricing model:

The fair value of the options granted under the Option Plan (including the ones received by the Company under the Migration Program described in item 13.4 above, duly adjusted) is determined based on Hull Binomial Pricing Model.

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity. In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

In the case of Share Appreciation Rights, at the end of vesting period of each lot, the number of Share Appreciation Rights shall be converted into an amount equal to the closing price of shares or ADRs issued by the Company and traded at B3 or NYSE, respectively, on the trading session immediately before such term, it being certain that each Share Appreciation Rights shall correspond to one share or ADR, as applicable.

For grants of deferred shares and grants under the Stock Plan, the fair value corresponds to the closing price of shares or ADR traded at B3 or NYSE, as the case may be, on the day immediately before its grant date, and a discount may be applied under certain conditions as provided in each program. For the programs under the Stock Plan, the shares will be granted free of charge after the five-year grace period and provided that the participant maintains the employment and / or statutory relationship with the Company until the end of such term, observing the other terms of the Stock Plan and of each program. For specific information about such programs, refer to item 13.4.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate:

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant.

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2008 to 2010

Lot A and lot C options (as specified in such programs) must be exercided for an exercise price corresponding to the average closing prices of shares traded at B3 over a 30-day window before grant date , or, in specific cases (e.g., to employees of subsidiaries of the Company headquartered abroad), the average closing price of ADRs traded at NYSE in the period (“Market Value”) under any specific provisions set forth in the Program. For the options belonging to lot B, the exercise price is the Market Value, applying a 10% discount.

In the case of the supplementary options set forth in said programs as belonging to lot C, the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs from 2010 to 2017

The exercise price of each option granted under the Option Plan corresponds to the closing price, in Brazilian Reais, of the Company’s shares traded on B3 in the trading session immediately prior to the grant date.

Expected volatility

The options’s expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length “m” (i.e., for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of the Company. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2008 to 2010

According to the option granting model used by the Company, the options belonging to the lots named A and B must be immediately exercised, since they have a duration equal to zero. The supplementary options belonging to the lot c, in turn, have a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs from 2010 to 2017

Under the Option Plan, the options have a grace period of five years from the date of grant, and the beneficiary may exercise them within five years after the grace period ends, upon payment of the exercise price until five business days from the exercise date, as a compensation to the delivery of the shares, therefore, having a term of up to ten years.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Company’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital.

However, in cases in which the options granted are protected in terms of dividends (programs prior to 2010), meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained based on the closing price of the futures contract DI1 (Future of Average Rate of One-Day Interbank Deposits) disclosed by B3 on the respective grant dates for similar maturity.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2015, 2016 and 2017:

OPTION PRICING MODEL

Assumptions	2017
Pricing Model	Hull Binomial
Fair value of options granted	6.51
Share price	19.80
Exercise price	19.80
Expected volatility	26.7%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	10.1%

Assumptions	2016
Pricing Model	Hull Binomial
Fair value of options granted	6.21
Share price	17.18
Exercise price	17.18
Expected volatility	27.0%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	12.4%

Assumptions	2015
Pricing Model	Hull Binomial
Fair value of options granted	7.84
Share price	18.41
Exercise price	18.41
Expected volatility	27.5%
Vesting (years)	5
Expected dividends	5%
Risk-free interest rate	15.9%

(i) Information based on the weighted average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

c. method used and assumptions made to incorporate the expected effects of early exercise of options:

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants would be a more appropriate way to estimate future behavior, however Option Plan, which received, under the Migration Program, the programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, the Company chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined:

For the 2009 option programs, the expected volatility (approved by Companhia de Bebidas das Américas – Ambev and received by the Company) is based on historical data of the last 252 days. As of the 2010 option programs, the expected volatility is measured since March 2004. As explained in “c”, above, the Hull Binomial Model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic of the option been incorporated to the determination of its fair value:

Other characteristics were not incorporated in the measurement of the fair value of the options.

13.9 Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Board of Officers and Fiscal Council, grouped by body:

Instruments issued by Ambev – 12/31/2017

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	28,394,126	1,714,133	10,181,955	40,290,214
Board of Officers	5,895,216	1,629,896	13,293,183	20,818,295
Fiscal Council	7,225	0	0	7,225
Total	34,296,567	3,344,029	23,475,138	61,115,734

Instruments issued by AB Inbev – 12/31/2017

Body	Nº Shares and ADRs	No. of Deferred Shares	Nº Options	Total
Board of Directors	2,172,960	419,389	7,826,823	10,419,172
Board of Officers	2,811,849	78,924	3,658,115	6,548,888
Fiscal Council	-	-	-	-
Total	4,984,809	498,313	11,484,938	16,968,060

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Board of Officers:

RETIREMENT BENEFITS	Board of Directors	Board of Officers
No. of members	13	11
Nº of members receiving compensation	9	11
Name of the plan	Defined Contribution	Defined Contribution
Number of managers that are eligible to retire	2	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 23,225,902.43	R$ 5,388.969,47
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$ 1,307,974.38	R$ 854,051.67
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

13.11. Compensation of the Board of Directors, Board of Officers and Fiscal Council in the last three fiscal years:

12/31/2017

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	13.00	9.00	10,292,851.37	412,360.99	2,162,467.67
Fiscal Council	6.00	6.00	412,360.99	206,180.50	309,270.83
Board of Officers	11.00	11.00	14,065,113.97	2,466,975.34	4,801,134.36

12/31/2016

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	8,304,164.90	390,081.07	1,970,632.67
Fiscal Council	6.00	6.00	390,081.07	133,813.92	296,155.67
Board of Officers	11.00	11.00	14,930,055.45	1,217,949.83	3,648,144.26

12/31/2015

Body	No. of Members	No. of members receiving compensation	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	12.00	9.00	10,095,576.27	358,109.18	1,518,150.89
Fiscal Council	5.67	5.67	421,187.76	179,054.54	295,512.35
Board of Officers	10.25	10.25	21,358,583.28	1,864,211.66	5,600,969.79

Notes:

Board of Officers
12/31/2017	Includes stock-based compensation of the Company and of the Controlling Company.
12/31/2016	Includes stock-based compensation of the Company and of the Controlling Company.
12/31/2015	Includes stock-based compensation of the Company and of the Controlling Company.

Board of Directors
12/31/2017

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

12/31/2016

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

12/31/2015

- The average compensation of the Board of Directors presented in this item is calculating taking into account the number of members of the Board of Directors (9 members) that receive compensation from the Company for their services.

- Includes stock-based compensation of the Company and of the Controlling Company.

Fiscal Council
12/31/2017	- It was considered the three full members and the three alternate members of the Fiscal Council.
12/31/2016	- It was considered the three full members and the three alternate members of the Fiscal Council.
12/31/2015	- It was considered the three full members and the three alternate members of the Fiscal Council.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

Concerning the civil liability insurance policies of directors and officers (D&O), there is no coverage for the events of dismissal or retirement of managers. For more information on the insurance policies for payment or reimbursement of expenses borne by the managers of the Company, refer to item 12.11 of your Reference Form.

13.13. In relation to the three last fiscal years, give the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Board of Officers and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2017

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	6.00	690,908.00	19,462,209.00	4
Fiscal Council	-	-	1,855,625.00	-
Board of Officers	-	-	52,812,478.00	-
Total	6.00	690,908.00	74,130,312.00	1

December 31, 2016

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	780,162.14	12,215,136.48	6
Fiscal Council	-	-	1,776,934.08	-
Board of Officers	-	-	40,129,587.03	-
Total	5.00	780,162.14	54,121,657.59	1

December 31, 2015

Body	No. of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	833,588.37	13,663,358.00	6
Fiscal Council	-	-	1,674,570.00	-
Board of Officers	-	-	57,409,940.35	-
Total	5.00	833,588.37	72,747,868.35	1

13.14. Regarding the three last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Board of Officers or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company’s results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they do not receive compensation from the Company for any other reason (e.g., consulting, advisory etc.), except as a result of the exercise of their positions.

13.15. In relation to the three last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Board of Officers and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year ended December 31, 2017 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	105,107,234.59	6,494,841.30	-	111,602,075.89
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2016 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	56,083,356,67	9,776,078,67	-	65,859,435,34
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year ended December 31, 2015 – Compensation received due to the position in the issuer

	Board of Directors	Board of Officers	Fiscal Council	Total
Direct and indirect shareholders	47,916,134,70	10,768,115,39	-	58,684,250,09
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) Original amounts in dollar, by converted into Brazilian Reais by the annual average rate of each fiscal year.

13.16. Other relevant information:

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however the delivery of a substantial part of the shares acquired is subject to the maintenance of the beneficiary’s relationship with the Company for the term of five years as of the date of exercise.

Given the Migration Program, the charts below demonstrate the same information required for options with immediate exercise and five years lock-up, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Board of Officers at the end of the last fiscal year.

12/31/2017	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	3.00	6.00	3.00	7.00	2.00	8.00
No. of members receiving compensation	3.00	6.00	3.00	7.00	2.00	8.00
Stock Options
Grant date	03/28/2013	03/28/2013	03/28/2014	03/28/2014	03/30/2015	03/30/2015
Number of options granted	146,770	45,500	183,243	65,283	40,490	67,668
Number of shares transferred upon the exercise of options during the lock up period	569,897	192,194	847,109	278,827	104,943	261,676
Lock up period of deferred shares	28/03/2018	28/03/2018	28/03/2019	28/03/2019	30/03/2020	30/03/2020
Weighted average exercise price:	17.692	17.692	16.870	16.870	18.430	18.430
Fair value of shares on exercise date	10,082,617.72	3,400,296.25	14,290,728.83	4,703,811.49	1,934,099.49	4,822,688.68
Fair value of shares on the last day of the fiscal year	12,127,408.16	4,089,888.32	18,026,479.52	5,933,438.56	2,233,187.04	5,568,465.28
Dilution after exercise of options

12/31/2017 - Cont. I	Board of Directors	Board of Officers
Nº of members	2.00	10.00
No. of members receiving compensation	2.00	10.00
Stock Options
Grant date	03/30/2016	03/30/2016
Number of options granted	74,248	225,458
Number of shares transferred upon the exercise of options during the lock up period	192,184	897,199
Lock up period of deferred shares	03/30/2021	03/30/2021
Weighted average exercise price:	18.250	18.250
Fair value of shares on exercise date	3,507,358.00	16,373,881.75
Fair value of shares on the last day of the fiscal year	4,089,675,52	19,092,394.72
Dilution after exercise of options

As described in item 13.4 above, as from 2011, the Board of Directors approved, for certain officers deemed by Management to have greater potential, the granting of Share Appreciation Rights. Since this compensation modality does not include equity instruments, it does not imply a dilution for other shareholders.

The table below discloses the same information required for plans that use options whose exercise is not immediate.

12/31/2017	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	0.00	2.00	0.00	2.00	0.00	2.00
No. of members receiving compensation	0.00	2.00	0.00	2.00	0.00	2.00
Stock Options
Grant date	12/15/2010	12/15/2010	12/20/2012	12/20/2012	12/22/2014	12/22/2014
Number of options granted	-	221,124	-	138,448	-	183,970
Number of shares transferred upon the exercise of options during the lock up period	9.72	9.72	17.84	17.84	15.95	15.95
Lock up period of deferred shares	12/15/2020	12/15/2020	12/20/2022	12/20/2022	12/22/2019	12/22/2019

12/31/2016 Cont. I	Board of Directors	Board of Officers	Board of Directors	Board of Officers	Board of Directors	Board of Officers
No. of members	0.00	2.00	0.00	3.00	0.00	3.00
No. of members receiving compensation	0.00	2.00	0.00	3.00	0.00	3.00
Stock Options
Grant date	12/22/2014	12/22/2014	12/22/2015	12/22/2015	12/22/2015	12/22/2015
Number of shares for calculation of appreciation	-	183,970	-	713,091	-	713,091
Share quotation on grant date	15.95	15.95	18.00	18.00	18.00	18.00
Lock up period regarding share appreciation rights	12/22/2024	12/22/2024	12/22/2020	12/22/2020	12/22/2025	12/22/2025